Exhibit B

Money Pool Rule 24
Transaction Report
Bank Loans

Company	Outstanding Balance	Trans. Date	Transaction	Ending Balance	Lending Bank
ELI	$0	7/1/2005	$40,000,000	$40,000,000	Simmons First National Bank
EMI	$0	8/25/2005	$25,000,000	$25,000,000	Trustmark National Bank
EMI	$25,000,000	9/26/2005	($25,000,000)	$0	Trustmark National Bank
ENOI	$0	7/25/2005	$15,000,000	$15,000,000	Hibernia National Bank